BASF Aktiengesellschaft, 67056 Ludwigshafen, Deutschland

Mr. Michael Moran

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

January 13, 2006

BASF Aktiengesellschaft (“BASF”)

Form 20-F for the fiscal year ended December 31, 2004

File No. 1-15050

Dear Mr. Moran:

We refer to your letter dated December 30, 2005 regarding the Annual Report on Form 20-F of BASF filed with the Commission on March 9, 2005 (“Form 20-F”). BASF’s response to your request follows below.

For your convenience, your request is presented in italicized bold text below, and each comment is followed by our response.

Item 5. Operating and Financial Review and Prospects, page 54

Results of Operations, page 57

1.              We note your presentation of the non-GAAP measure EBITDA before special items on page 74. If you choose to include non-GAAP measures in filings with the Commission, please provide all of the disclosures set forth in Item 10(e) of the Regulation S-K. Please show us what your disclosures will look like revised.

BASF Aktiengesellschaft	Sitz der Gesellschaft: 67056 Ludwigshafen	Aufsichtsratsvorsitzender: Jürgen Strube
67056 Ludwigshafen, Deutschland	Registergericht: Amtsgericht Ludwigshafen
Telefon +49 621 60-0	Eintragungsnummer: HRB 3000	Vorstand: Jürgen Hambrecht, Vorsitzender;
Telefax +49 621 60-42525		Eggert Voscherau, stellv. Vorsitzender;
E-Mail info.service@basf-ag.de	Bankverbindung:	Kurt W. Bock, Martin Brudermüller, John Feldmann,
Internet www.basf.de	Wintershall Bank GmbH, 34119 Kassel	Andreas Kreimeyer, Klaus Peter Löbbe,
	Kontonr. 400505, BLZ 520 200 00	Stefan Marcinowski, Peter Oakley
IBAN DE67 5202 0000 0000 4005 05
SWIFT BIC WINBDE52XXX

The Agricultural Products division of BASF uses EBITDA before special items as a measure of performance in various investor presentations. In 2002, the Agricultural Products division set and communicated the goal to achieve an EBITDA before special items margin of 25% by the year 2005 or at the latest by 2006. EBITDA before special items was reported for the first time in the 20-F for the financial year 2004.

The disclosure in our future filings under Item 5 would be as follows on the basis of the figures for 2004:

“The Agricultural Products division of BASF uses EBITDA before special items as a measure of performance in addition to income from operations for the following reasons:

•                   EBITDA, unlike income from operations, is not affected by different depreciation policies for tangible fixed assets and different accounting standards for goodwill (under German GAAP annual amortization is required while under U.S. GAAP the impairment only approach must be used). EBITDA therefore provides additional information for investors and equity research analysts regarding performance measurement and future-oriented decision making.

•                   We adjust EBITDA by special items related to acquisitions and divestitures, restructuring measures, and other one-time measures, because those activities are not related to normal business operations.

The presentation of EBITDA before special items is not intended to replace income from operations and is not a measure of performance as determined in accordance with generally accepted accounting principles in the United States. Since this measure is not standardized it may therefore not be comparable with similar measures of other companies.

Income from operations of the Agricultural Products division is the most directly comparable measure of performance in accordance with German GAAP. The following table reconciles EBITDA before special items for the Agricultural Products division to the comparable financial measure calculated in accordance with German GAAP:

Million €	2004
EBITDA before special items	911
Depreciation, amortization (non special items)	(355)
Depreciation and amortization reported as special items	(14)
Other special items	(50)
Income from operations	492

EBITDA before special items is not reconciled to net income on a divisional level as taxes are assessed on the level of legal entities, which normally run the business of several segments of the BASF Group. BASF does not allocate income taxes to individual divisions.

Special items are one-time costs or one-time payments that significantly affect the earnings of the Agricultural Products division. In 2004, depreciation and amortization related to a plant closure in Manati, Puerto Rico were reported as a special item. Other special items primarily included expenses for lawsuits in the United States as well as provisions for restructuring measures for several sites. They were partially offset by the net gain from the sale of phenoxy herbicides to Nufarm, Australia.”

2.              Please provide a discussion of the impact on net income in 2004 as a result of the changes in accounting principles or advise. In this regard, we note net income increased in 2004 compared with the prior valuation methods used.

BASF Group is required to present its financial statements in compliance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) for the 2005 reporting year due to a mandate by the European Union on July 19, 2002. In order to capture this development in the 2004 reporting year, IFRS have already been followed to the greatest extent allowable in the financial statements 2004 in accordance with German GAAP.

Changes to the previously applied accounting principles are reconciled below:

Million €	2004
Net income according to the previously applied accounting principles	1,713.5
Impact on net income due to the first time application of IAS 19 (employee benefits)	55.8
Impact on net income due to the first time application of IAS 2 (inventories)	113.7
Net income according to the accounting principles applied December 31, 2004	1,883.0

Adjustments to IFRS include the accounting for pensions and personnel obligations as well as inventories. The effects of these changes as of January 1, 2004 are netted against the retained earnings of the BASF Group.

•                              The accounting treatment of personnel obligations follows IAS 19 ‘‘Employee Benefits’’ starting from January 1, 2004 to the greatest extent allowable under German GAAP. The funded status as the net amount of pension obligations and pension plan assets is presented in the balance sheet. The elimination of formerly deferred actuarial gains and losses existing as of January 1, 2004, considering deferred taxes, led to a reduction in retained earnings of €290.8 million. Net income increased by €55.8 million, compared with the prior valuation method.

Pension liabilities and pension-fund assets of the BASF Pensionskasse are not contained in the group figures in accordance with German GAAP, but rather the company contributions to the BASF Pensionskasse are included under post-retirement expenses. The BASF Pensionskasse will be directly incorporated in the financial statements following the conversion to IFRS on January 1, 2005.

•                              As the Last-In-First-Out (LIFO) method is not permitted under IFRS, the inventory valuation has been changed and converted to the IFRS approved average cost method. The effect, when considering deferred taxes, has led to an increase in retained earnings of €88.3 million as of January 1, 2004. Net income increased by €113.7 million compared with the former valuation method.

For BASF’s consolidated financial statements, the translation of foreign currency financial statements conforms with Statement of Financial Accounting Standard (SFAS) 52. For BASF Petronas Chemicals Sdn. Bhd., Malaysia, and BASF South East Asia, Ltd., Singapore, the currency conversion method was changed from the temporal method to the current rate method, due to the increasing business volume from regional production. These businesses will now use the U.S. dollar rather than the euro as their functional currency. Due to this change, currency conversion differences no longer affect the income statement, but rather are presented under “currency translation adjustments” as a separate component of equity. The effect on net income was not material (less than €10 million in 2004). A €99.4 million reduction in the translation adjustment and a €66.4 million reduction in minority interests resulted from this methodology change on January 1, 2004.

Liquidity and Capital Resources, page 79

3.              Please advise or revise your future filings to include a statement by the company that, in its opinion, working capital is sufficient for the company’s present requirements or, if not, how it proposes to provide additional working capital. See Item 5.B.1(a) of Form 20-F.

We will include such a statement in our future filings under Item 5. Regarding the 2004 filing, our available capital resources were sufficient to cover the working capital demands based on our business requirements.

4.              Please disclose the nature and extent of the restrictions on the ability of your subsidiaries to transfer funds to the company and the impact those restrictions have on the company in meeting its cash obligations. Please show us what your disclosure will look like in future filings. Refer to Item 5.B.1(b) of form 20-F.

Some of our subsidiaries are operating in countries that restrict or exacerbate the free transfer of funds such as loan advances, dividends or capital repatriation. In order to ensure that there is no material impact of such restrictions on the BASF Group, BASF constantly seeks to minimize those risks by means of appropriate financing strategies.

We maintain part of our significant investments in regions with fund transfer restrictions such as Asia (in particular China and Malaysia) and South America. In the recent past, BASF had no cases of denial for requested dividend payment or for loan redemption from companies located in these regions.

Dividend payments and loan redemptions from our group companies in China to BASF AG are subject to approval by the relevant state authorities. BASF received approval for all such payments in the past. Legal restrictions may apply in China in cases of capital reductions for purposes other than liquidation or reduction of capacities of the subsidiaries.

In our future filings, we will include the following statement under Item 5:

„Some of our subsidiaries are operating in countries that restrict or exacerbate the free transfer of funds such as loan advances, dividends or capital repatriation. In order to ensure that there is no material impact of such restrictions on the BASF Group, BASF constantly seeks to minimize those risks by means of appropriate financing strategies. Based on our experience, we have concluded that we are not materially restricted by legal, fiscal or economic means to transfer funds from our group companies to BASF AG.”

5.              Describe to us the restrictive covenants associated with your borrowings and disclose this information in future filings. See Item 5.b.1(c) of Form 20-F.

Our financial debts are usually not subject to financial covenants that could, in case of default, cause earlier repayments, additional collateral or the use of any other legal means.

However, some of our joint ventures in China have entered into project financings for the construction of plants and sites. The loans within the project financing amount to US$ 1.1 billion (BASF share). These project financings contain usual financial covenants, mainly debt service cover ratios. The debt service cover ratio is defined as the ratio of the cash flow available for debt service to the debt service. Besides this, a debt-to-equity ratio is also being used. The debt-to-equity ratio is defined as the ratio of the aggregate of all utilizations under the term loans to the aggregate of the paid-in capital and all shareholder loans provided by the joint venture partners.

We will include this information in our future filings.

Item 18. Financial Statements, page F-1

Note 2. Changes in accounting principles, page F-17

6.              We note the change in accounting for pensions and personnel obligations follows IAS 19 “…to the greatest extent allowable under German GAAP.” Please clarify how the method applied in 2004 complies with German GAAP and explain the specific difference between that method and IAS 19. Revise your disclosure in the future filings to clarify.

The BASF Group is required to present its financial statements in compliance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) for the 2005 reporting year due to a mandate by the European Union on July 19, 2002. In order to capture this development in the 2004 reporting year, IFRS have been followed to the greatest extent allowable under German GAAP.

According to German GAAP, pension obligations are required to be valued at present value. As there are no further detailed regulations for the valuation of pension obligations, it is common practice to apply the valuation method under German tax law. However, according to the principle of prudence in German GAAP, the application of valuation methods resulting in higher provisions for pensions than according to German Tax Law is allowed.

Due to systematic differences in the valuation method, e.g., in the recognition of the impact of future salary increases, the provisions for pensions according to IAS 19 (or SFAS 87) normally exceed the provisions for pensions according to German Tax Law. Therefore, both the valuation method according to IAS 19 and SFAS 87 are allowed under German GAAP. BASF started to apply SFAS 87 as of January 1, 1998. Due to the conversion to IFRS in 2005, the valuation according to SFAS 87 was replaced by the valuation according to IAS 19, as of January 1, 2004. As a consequence, the difference between the funded status under IAS 19 and the former valuation under SFAS 87 – including actuarial gains and losses – was shown as a reduction of retained earnings as of January 1, 2004.

However, one exception from a complete adoption of IAS 19 was necessary in the 2004 German GAAP financial statements. This relates to the overfunding of the legally independent “BASF Pensionkasse,” which provides certain pension benefits to German employees. BASF has no direct obligations from the pension benefits of “BASF Pensionskasse.” Under German GAAP, companies have to accrue a provision for an underfunding of these plans but may not show an overfunding as a prepaid pension asset on the balance sheet. The company contributions to “BASF Pensionskasse” were included in expenses for pensions.

In the 2005 financial statements of BASF Group under IFRS, BASF can now completely apply IAS 19 without the exception stated above. In the 20-F report for the financial year 2005, BASF will include the complete disclosure required under IFRS 1 “First time adoption of IFRS” with regard to the conversion of the 2004 figures from German GAAP to IFRS as well as the disclosure required under IAS 19.

Closing comments

We hereby acknowledge that:

•                              BASF is responsible for the adequacy and accuracy of the disclosure in its filings;

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                              BASF will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*   *   *   *   *

If you have any further comments or require any additional information, please do not hesitate to contact us.

Sincerely,

Name: Eckhard Müller

Title: President Finance Division